UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adamis Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00547W208
(CUSIP Number)

April 8, 2014
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 00547W208

1.	NAMES OF REPORTING PERSONS

CRT Capital Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(see instructions)
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	5.	SOLE VOTING POWER

-181,575-
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		-181,575-

	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-181,575-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
	(see instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.7%

12.	TYPE OF REPORTING PERSON (see instructions)

BD

Page 2 of 5 Pages

ITEM 1.	(a)	Name of Issuer:

Adamis Pharmaceuticals Corporation

(b)	Address of Issuer’s Principal Executive Offices:

11682 El Camino Real, Suite 300, San Diego, CA 92130

ITEM 2.	(a)	Name of Person Filing:

CRT Capital Group LLC

(b)	Address of Principal Business Office or, if none, Residence:

The following is the address of the principal business office of the filing person:

262 Harbor Drive

Stamford, Connecticut 06902

(c)	Citizenship:

Connecticut

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number:

00547W208

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Page 3 of 5 Pages

ITEM 4.	Ownership

(a)	Amount Beneficially Owned: 181,575

(b)	Percent of Class: 1.7%

As of September 17, 2014, CRT Capital Group did not own any shares of Common Stock of the Issuer. However, CRT Capital Group may be deemed to have “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 181,575 shares of Common Stock subject to warrants (the “Warrants”) that CRT Capital Group has a right to acquire within 60 days of September 17, 2014. CRT Capital Group’s beneficial ownership of 1.7% was based upon 10,501,519 shares of Common Stock of the Issuer outstanding as of August 5, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and filed with the SEC on August 13, 2014, plus the shares of Common Stock subject to the Warrants.

(c)	Number of shares as to which the person has:.

(i)	Sole power to vote or to direct the vote: 181,575

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 181,575

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

CRT CAPITAL GROUP LLC

By:	/s/ John D. Nielsen
Name:	John D. Nielsen
Title:	General Counsel

Page 5 of 5 Pages